Exhibit 1

Unaudited Pro Forma Consolidated Financial Information
On November 23, 2014, Reynolds Group Holdings Limited (“RGHL”, and together with its consolidated subsidiaries, “RGHL Group”, “we”, “us” or “our”) and two of its wholly-owned subsidiaries, Reynolds Group Holdings Inc., a Delaware corporation (“Reynolds Inc.”), and Beverage Packaging Holdings (Luxembourg) III S.à r.l., a Luxembourg société à responsabilité limitée (“Beverage Packaging”, and, together with Reynolds Inc., the “Sellers”), entered into a purchase agreement (the “Purchase Agreement”) with Onex Wizard Acquisition Company GmbH, a company organized under the laws of Switzerland (“Onex Swiss Purchaser”), Onex Wizard US Acquisition II Inc., a Delaware corporation (“Onex US Purchaser”), and Onex Wizard Acquisition Company I S.à r.l., a Luxembourg société à responsabilité limitée (“Onex Receivables Purchaser”, and, together with Onex Swiss Purchaser and Onex US Purchaser, the “Purchasers”), pursuant to which the Sellers agree to sell to the Purchasers (the “SIG Disposition”) SIG Combibloc Group AG, SIG Holding USA, LLC and their respective subsidiaries (collectively, “SIG”).
The Purchasers have agreed to pay to the Sellers as consideration for the SIG Disposition an aggregate consideration of €3.75 billion with €3.575 billion payable at closing, subject to certain adjustments based on closing date cash, indebtedness, working capital and current tax assets and liabilities with an additional amount up to €175 million payable on SIG achieving certain specified consolidated EBITDA targets during fiscal years ending December 31, 2015 and 2016 comprising €150 million and €25 million, respectively.
The conditions precedent to the closing of the SIG Disposition have been satisfied and we anticipate that the closing will occur in mid-March 2015.
On February 25, 2015, RGHL entered into a Loan Modification Agreement and Amendment No. 9 (the “Amendment”) to the Third Amended and Restated Credit Agreement, dated as of September 28, 2012 (as amended, supplemented and modified, the “Credit Agreement”) pursuant to which the pro rata portion of net proceeds will not be required to be used to prepay the term loans under the Credit Agreement. Further details regarding the Credit Agreement Amendment are contained in the Form 6-K we furnished with the Securities and Exchange Commission ("SEC") on February 25, 2015 and footnote 4 below.
On February 17, 2015, Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (collectively, the “Reynolds Issuers”) commenced asset sale offers (the “Reynolds Asset Sale Offers”) to purchase for cash (1) a specified aggregate principal amount of their outstanding senior secured notes consisting of (a) 7.125% Senior Secured Notes due 2019 (the “April 2019 Senior Secured Notes”), (b) 7.875% Senior Secured Notes due 2019 (the “August 2019 Senior Secured Notes”) (c) 6.875% Senior Secured Notes due 2021, and (d) 5.750% Senior Secured Notes due 2020 and (2) a specified aggregate principal amount of their outstanding senior notes consisting of (a) 9.000% Senior Notes due 2019 (the “April 2019 Senior Notes”), (b) 8.500% Senior Notes due 2018 (the “May 2018 Senior Notes”), (c) 9.875% Senior Notes due 2019 (the “August 2019 Senior Notes”), and (d) 8.250% Senior Notes due 2021, in each case, from each holder thereof, at a price equal to par, plus accrued and unpaid interest thereon. In addition, Beverage Packaging Holdings (Luxembourg) II S.A. and Beverage Packaging Holdings II Issuer Inc. (collectively with the Reynolds Issuers, the “Issuers”), commenced an asset sale offer (collectively with the Reynolds Asset Sale Offers, the “Asset Sale Offers”) to purchase for cash a specified aggregate principal amount of their outstanding 5.625% Senior Notes due 2016, from each holder thereof, at a price equal to par, plus accrued and unpaid interest thereon. The “Notes” collectively refers to the senior secured notes and senior notes subject to the Asset Sale Offers.
On February 17, 2015, the Reynolds Issuers also commenced premium tender offers (the “Premium Tender Offers”) to purchase for cash (1) a specified aggregate principal amount of April 2019 Senior Secured Notes and August 2019 Senior Secured Notes, with the April 2019 Senior Secured Notes being accepted first in priority and the August 2019 Senior Secured Notes being accepted second in priority in the Premium Tender Offer for senior secured notes, and (2) a specified aggregate principal amount of April 2019 Senior Notes, May 2018 Senior Notes and August 2019 Senior Notes, with the April 2019 Senior Notes being accepted first in priority, the May 2018 Senior Notes being accepted second in priority and the August 2019 Senior Notes being accepted third in priority in the Premium Tender Offer for senior notes, in each case, from each holder thereof, at a premium to the par values of such Notes, plus accrued and unpaid interest thereon.
SIG met the criteria for discontinued operations in the fourth quarter and has been classified as a discontinued operation in RGHL Group’s consolidated financial statements for the year ended December 31, 2014. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014 has been prepared as if the Credit Agreement Amendment, Asset Sale Offers, Premium Tender Offers and any redemptions occurred on January 1, 2014 and the unaudited pro forma condensed consolidated statement of financial position as of December 31, 2014 has been prepared as if SIG Disposition, the Credit Agreement Amendment, Asset Sale Offers, Premium Tender Offers and any redemptions occurred on December 31, 2014.
The unaudited pro forma condensed consolidated financial information has been provided for informational purposes only and does not purport to represent the financial position or operating results that RGHL Group would have reported had the relevant transactions been completed as of the dates set forth herein and is not necessarily indicative of our future consolidated financial position or operating results. Our actual results may differ significantly from those reflected in the unaudited pro forma financial information for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the unaudited pro forma financial information and actual amounts. The unaudited pro forma condensed consolidated financial information is based upon available information and assumptions that our management believes are reasonable. These views reflect the best judgment of our management at this time, but involve a number of risks and uncertainties which could cause actual results to differ materially from those shown herein. For further discussion on such risks, please see “Item 3-Key Information-Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the SEC on February 25, 2015.
The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014 and the pro forma condensed consolidated statement of financial position as of December 31, 2014 have been derived from the audited consolidated financial statements and notes thereto included in RGHL Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (the “December 31, 2014 Annual Report”) which has been filed with the SEC. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with (i) the December 31, 2014 Annual Report; (ii) the description of the Purchase Agreement, as furnished on Form 6-K to the SEC on November 24, 2014; (iii) the copy of the Purchase Agreement, the description and copy of the form of tax covenant with respect to the SIG Disposition and recent developments information for SIG, as furnished on Form 6-K to the SEC on January 20, 2015; and (iv) the description of the Credit Agreement Amendment, as furnished on Form 6-K to the SEC on February 25, 2015.

Exhibit 1

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position as of December 31, 2014

	Historical RGHL Group (1)	SIG Disposition Proceeds (2)		Credit Agreement Amendment (4)		Asset Sale Offers, Premium Tender Offers and Redemptions (5)		Pro Forma RGHL Group (6)
(In $ millions)
Cash and cash equivalents	$1,588	$4,175	(a)	$(12)	(a)	$(4,220)	(a)	$1,531
Trade and other receivables	1,176	—		—		—		1,176
Derivatives	26	—		—		—		26
Assets held for sale	2,767	(2,758)	(b)	—		—		9
Current tax assets	2	—		—		—		2
Inventories	1,453	—		—		—		1,453
Other assets	68	—		—		—		68
Total current assets	7,080	1,417		(12)		(4,220)		4,265
Related party and other non-current receivables	354	213	(c)	—		—		567
Investments in associates and joint ventures	18	—		—		—		18
Deferred tax assets	10	—		—		—		10
Property, plant and equipment	3,412	—		—		—		3,412
Intangible assets	10,499	—		—		—		10,499
Derivative	296	—		—		(109)	(b)	187
Other assets	81	—		—		—		81
Total non-current assets	14,670	213		—		(109)		14,774
Total assets	21,750	1,630		(12)		(4,329)		19,039
Bank overdrafts	1	—		—		—		1
Trade and other payables	1,396	(20)	(d)	—		(68)	(a)	1,308
Borrowings	478	—		—		—		478
Current tax liabilities	56	—		—		—		56
Derivatives	131	—		—		—		131
Liabilities held for sale	739	(739)	(b)	—		—		—
Employee benefits	201	(11)	(d)	—		—		190
Provisions	54	—		—		—		54
Total current liabilities	3,056	(770)		—		(68)		2,218
Non-current payables	40	—		—		—		40
Borrowings	17,380	—		7	(b)	(3,919)	(c)	13,468
Deferred tax liabilities	954	50	(e)	(3)	(c)	(97)	(d)	904
Employee benefits	1,374	—		—		—		1,374
Provisions	71	—		—		—		71
Total non current liabilities	19,819	50		4		(4,016)		15,857
Total liabilities	22,875	(720)		4		(4,084)		18,075
Equity (deficit) attributable to the equity holder of the parent entity	(1,144)	2,350		(16)	(d)	(245)	(e)	945
Non-controlling interests	19	—		—		—		19
Total equity (deficit)	$(1,125)	$2,350		$(16)		$(245)		$964

Exhibit 1

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2014

	Historical RGHL Group (1)	One-Time Transactions Costs (3)	Credit Agreement Amendment (4)		Asset Sale Offers, Premium Tender Offers and Redemptions (5)		Pro Forma RGHL Group (6)
(In $ millions)
Revenue	$11,666	$—	$—		$—		$11,666
Cost of sales	(9,650)	—	—		—		(9,650)
Gross profit	2,016	—	—		—		2,016
Selling, marketing and distribution expenses	(255)	—	—		—		(255)
General and administration expenses	(741)	—	—		—		(741)
Net other income (expense)	(48)	8	—		—		(40)
Share of profit of associates and joint ventures, net of income tax	2	—	—		—		2
Profit (loss) from operating activities	974	8	—		—		982
Net financial expenses	(1,449)	—	(12)	(e)	427	(f)	(1,034)
Profit (loss) before income tax	(475)	8	(12)		427		(52)
Income tax benefit (expense)	70	—	4	(f)	(115)	(g)	(41)
Profit (loss) from continuing operations	$(405)	$8	$(8)		$312		$(93)

Exhibit 1

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information

(1)    Historical RGHL Group
The historical financial information of RGHL Group is derived from the December 31, 2014 Annual Report. The financial statements reflect SIG as a discontinued operation in the statement of financial position within assets and liabilities held for sale and in discontinued operations in the statement of operations.

(2)    SIG Disposition Proceeds
Consideration to be received on the SIG Disposition comprises the estimated cash consideration to be received at closing, plus further consideration up to €175 million, payable by reference to SIG’s achieving certain specified consolidated EBITDA targets during fiscal years ending December 31, 2015 and 2016.

a)
Represents the adjustment to cash in relation to the estimated proceeds to be received on the SIG Disposition, net of estimated transaction costs. Estimated proceeds, excluding any contingent consideration, of $4,208 million to be received at closing are adjusted for closing date cash, indebtedness, working capital and current tax assets and liabilities. The estimated proceeds of $4,208 million have been converted from the euro amounts using a blended exchange rate, which is based on rates agreed as part of the Purchase Agreement, certain derivative contracts entered into to mitigate the foreign exchange risk associated with the euro proceeds to be received, and a portion at the December 31, 2014 spot rate. An increase or decrease in the net proceeds to be received at closing will result in a corresponding increase or decrease in the cash that will be applied to the reduction of outstanding indebtedness. Total estimated transaction costs to be paid at closing of approximately $33 million are netted against the proceeds for estimated net cash proceeds received of $4,175 million at closing. Transaction costs of $25 million were paid prior to December 31, 2014 for a total estimated transaction costs of approximately $58 million.

b)	Represents assets and liabilities sold as part of the SIG Disposition.

c)
Represents the adjustment for estimated contingent consideration of €175 million (or approximately $213 million at a spot exchange rate of €1.00 per $1.217 as of December 31, 2014) that may be received subject to SIG’s future financial performance. The actual contingent consideration to be recognized in RGHL Group's financial statements may differ from the estimated amount reflected in this pro forma condensed consolidated financial information based on management’s assessment at the time of completion of the SIG Disposition of SIG’s ability to achieve the targets included in the Purchase Agreement.

d)
Represents the payment of certain estimated transaction costs and certain transaction related bonuses that were accrued as of December 31, 2014 for the SIG Disposition. These costs are included in the total estimated transaction costs of approximately $58 million.

e)	Represents the utilization of recognized tax losses to offset the taxable gain on the SIG Disposition.

(3)    One-Time Transaction Costs

Represents the elimination of one-time costs of approximately $8 million incurred by RGHL Group during year ended December 31, 2014 in preparation for the SIG Disposition.

(4)    Credit Agreement Amendment
In consideration for the Credit Agreement Amendment, RGHL Group agreed to a 50 basis point increase to the margin on the U.S. dollar-denominated term loans and a 25 basis point increase to the margin on the Euro-denominated term loans. In addition to the increase in the margins of the respective term loans, the RGHL Group agreed to pay a consent fee equal to 25 basis points of the principal amount of term loans to lenders who consented to the Credit Agreement Amendment. No amounts were paid to non-consenting term loan lenders. The RGHL Group also paid other fees and transaction costs that resulted from the Credit Agreement Amendment.

a)	Represents the net adjustment to cash for the Credit Agreement Amendment fees and transactions costs.

b)	Represents the adjustment to borrowings as a result of the write-off of associated unamortized debt issuance costs.

c)	Represents the tax effect of the related fees and transaction costs as a result of the Credit Agreement Amendment. The tax effect has been calculated using local statutory tax rates of 37.5% and 21%.

d)
Represents the net adjustment to retained earnings arising from Credit Agreement Amendment. Amount represents the Credit Agreement Amendment fees, transaction costs and the write-off of previously capitalized debt issuance costs, net of the tax-effect.

e)
Represents the adjustment to net financial expense for the additional interest expense on the U.S. dollar-denominated and Euro-denominated term loans under the Credit Agreement Amendment. The Credit Agreement is subject to a LIBOR floor of 100 basis points. A 1/8 percent change in the LIBOR rate would not impact the incremental interest as it would still be under the 100 basis point floor for the period from January 1, 2014.

f)
Represents the net adjustment to income tax (expense) benefit for the incremental interest expense as if the Credit Agreement Amendment had been completed as of January 1, 2014. The tax benefit has been calculated using a local statutory tax rate of 37.5%.

Exhibit 1

(5)    Asset Sale Offers, Premium Tender Offers and Redemptions
The rate of acceptance of the Asset Sale Offers is likely to be determined by the value at which the Notes are trading during the offer period and whether such series of Notes are also subject to the Premium Tender Offers. As of February 24, 2015, the date on which the unaudited pro forma financial information was prepared, all of the Notes subject to the Asset Sale Offers were trading above their respective par values. As a result, the unaudited pro forma financial information assumes that none of the holders will tender their Notes pursuant to the respective Asset Sale Offers. The Asset Sale Offers are required to be open for at least 20 business days and may be extended. Prior to the expiration of the Asset Sale Offers, some or all of the Notes could trade below par and as a result, holders may choose to have their Notes purchased pursuant to the Asset Sale Offers. Subject to the terms and conditions in the Asset Sale Offers, the net proceeds will be used to purchase Notes that are accepted for purchase in the Asset Sale Offers. Because of the difficulty in predicting the movement in the market, an estimate of the possible impact to financial expense has not been calculated. The Issuers may also redeem, repurchase or otherwise retire notes not purchased by the Issuers in the Asset Sale Offers or Premium Tender Offers.
For purposes of the pro forma adjustment, we assume that $1,500 million in aggregate principal amount of April 2019 Senior Secured Notes and $400 million August 2019 Senior Secured Notes will be purchased in the Premium Tender Offer for senior secured notes and that $1,500 million in aggregate principal amount of April 2019 Senior Notes, $572 million in aggregate principal amount of May 2018 Senior Notes and no August 2019 Senior Notes will be purchased in the Premium Offer for senior notes.
The unaudited pro forma financial statements assume that no Notes will be tendered or purchased pursuant to the Asset Sale Offers; however, as discussed above, movements in the trading value of the Notes could impact the amount of proceeds available to satisfy either or both of the Premium Tender Offers. The pro forma financial statements also assume that all of the net proceeds will be used to purchase notes and pay relevant premiums pursuant to the Premium Tender Offers and that the premium to be paid in the Premium Tender Offers will equal or exceed the redemption prices of the applicable notes. The pro forma adjustment assumes that no other notes will be redeemed, repurchased or otherwise retired.

a)	Represents the net adjustment to cash, comprising:

	As of December 31, 2014
(In $ millions)	Principal	Premium	Accrued Interest	Tender Offer Fees	Total Cash Adjustment
April 2019 Senior Secured Notes	$(1,500)	$(59)	$(22)	$(1)	$(1,582)
August 2019 Senior Secured Notes	(400)	(26)	(12)	—	(438)
April 2019 Senior Notes	(1,500)	(75)	(28)	(1)	(1,604)
May 2018 Senior Notes	(572)	(18)	(6)	—	(596)
Total net cash adjustment	$(3,972)	$(178)	$(68)	$(2)	$(4,220)

The payment of accrued and unpaid interest and tender offer fees will be made with existing cash on hand. The payment of principal and the premium will be funded by the net proceeds.

b)	Represents the portion of non-cash embedded derivative assets extinguished in connection with the notes purchased pursuant to the Premium Tender Offers.

c)	Represents the reduction to non-current borrowings, calculated as follows:

	As of December 31, 2014
(In $ millions)	Principal	Capitalized Issue Costs	Derivative Capitalized	Original Issue Discount	Total Borrowings Adjustment
April 2019 Senior Secured Notes	$(1,500)	$23	$(5)	$—	$(1,482)
August 2019 Senior Secured Notes	(400)	6	(2)	2	(394)
April 2019 Senior Notes	(1,500)	28	(6)	—	(1,478)
May 2018 Senior Notes	(572)	10	(3)	—	(565)
Total net cash adjustment	$(3,972)	$67	$(16)	$2	$(3,919)

d)
Represents the tax effect of (i) the extinguishment of the embedded derivative asset associated with the notes assumed to be purchased under the Premium Tender Offers, (ii) the write-off of unamortized deferred debt issuance costs and embedded derivative associated with the notes assumed to be purchased pursuant to the Premium Tender Offers and (iii) the premiums paid in connection with the purchase of notes pursuant to the Premium Tender Offers. The tax effect has been calculated using local statutory tax rates which range between 21% and 37.5%. A portion of the tax adjustment has not been recognized as this potential benefit would be generated by entities that are unable to satisfy the criteria for the recognition of a tax asset.

Exhibit 1

e)	Represents the net adjustment to retained earnings, calculated as follows:

(In $ millions)	As of December 31, 2014
Tender premium	$(178)
Tender offer fees	(2)
Non-cash write-off of capitalized issue costs	(67)
Non-cash write-off of capitalized derivatives	16
Non-cash write-off of embedded derivatives	(109)
Non-cash write-off of original issue discount	(2)
Tax impact	97
Total net adjustment to retained earnings	$(245)

f)	Represents the net adjustment to net financial expense as if the Premium Tender Offers had been completed as of January 1, 2014, comprising:

(In $ millions)	For the Year Ended December 31, 2014
Adjustment of interest expense	$322
Adjustment for non-cash amortization of the debt issue costs	13
Adjustment for non-cash amortization of the initial capitalized embedded derivative	(3)
Reversal of embedded derivative expense associated with purchased Notes	95
Total adjustment to net financial expense	$427

g)
Represents the net adjustment to income tax (expense) benefit as if the Premium Tender Offers had been completed as of January 1, 2014. The adjustment has been calculated using local statutory rates which range from 21% to 37.5%. A portion of the tax adjustment has not been recognized as the original benefit was generated by entities that were unable to satisfy the criteria required for the recognition of a tax asset at the time of the original transaction.

(6)    Pro Forma RGHL Group

Represents RGHL Group’s continuing operations, following the SIG Disposition, the Credit Agreement Amendment, the Asset Sale Offers, the Premium Tender Offers and any redemptions.